Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

April 25, 2022

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Adagio Therapeutics, Inc.
PREC14A filed April 11, 2022
Filed by Mithril II, LP, et al.
File No. 1-40703

Dear Ms. Chalk:

This letter, which is being submitted on behalf of Mithril II, LP and the other filing persons named in the above referenced preliminary proxy statement on Schedule PREC14A filed on April 11, 2022 (the “Preliminary Proxy Statement”, and such filing persons, together with Mithril II, LP, the “Participants”), responds to the comments of the staff (the “Staff”) of the United Securities and Exchange Commission contained in your letter dated April 18, 2022 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. The Participants have also today filed a revised preliminary proxy statement on Schedule PRRN14A (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other things, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For convenience of reference, we have also included in each case the text of the applicable comment from the Comment Letter in bold face type immediately before the response thereto.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

This Solicitation is Being Made by Mithril and Not on Behalf of the Adagio Board of Directors, page ii

1.	Please revise this heading, since Mithril is one of over 20 participants in this solicitation.

In response to the Staff’s comment, the Participants have revised this heading on page ii of the Revised Preliminary Proxy Statement, and have also revised similar language throughout the Revised Preliminary Proxy Statement and on the proxy card attached thereto, to clarify that the solicitation is being made on behalf of all of the Participants.

April 25, 2022

Background to this Solicitation, page 2

2.	Expand the Background section to describe how and when these participants came into contact and ultimately decided to jointly conduct this solicitation.

In response to the Staff’s comment, the Participants have included additional disclosure on pages 2-3 of the Revised Preliminary Proxy Statement, in the first and second full paragraphs (i.e., not counting the introductory sentence to the Background section as a paragraph), the second bullet point of the third full paragraph, and the sixth, seventh, and eighth full paragraphs of the Background section.

3.	To the extent applicable, update the description of the settlement discussions between the Company and the participants.

In response to the Staff’s comment, the Participants have included additional disclosure on page 4 of the Revised Preliminary Proxy Statement, in the tenth, eleventh and twelfth full paragraphs of the Background section.

Reasons for the Solicitation, page 2

4.

Expand this section to specifically describe the participants’ plans for the Company, if the Nominees are elected (in addition to their existing board representation). In this regard, explain what is meant by your attempts to “implement superior corporate governance” and “grow into a strategic and operational posture that matches the scope of opportunities available to [the Company].” Your expanded disclosure should note how the participants’ current board representatives have tried to achieve these goals in the past, if applicable.

In response to the Staff’s comment, the Participants have included additional disclosure (i) in the Background section of the Revised Preliminary Proxy Statement, in the final paragraph beginning on page 2 (and the bullets thereunder) and the two subsequent paragraphs appearing on page 3, and in the third through fifth paragraphs appearing on page 4 and (ii) in the three paragraphs of the Reasons section appearing on page 5 of the Revised Preliminary Proxy Statement.

Interests of the Nominees, page 13

5.

Revise to more specifically describe in this section the Nominees’ interests and potential conflicts of interest, to the extent they are elected to the Board of Directors. If you continue to cite to additional relevant disclosure later in the proxy statement, revise to be more specific as to where that additional information may be found. Current references to “as described below” may make it difficult for shareholders to locate the specific language to which you refer.

The disclosures regarding the Nominees’ interests and potential conflicts of interest required by Item 5 of Schedule 14A are provided directly within the body of the section of the Preliminary Proxy Statement entitled “Interests of the Nominees,” and in the sections of the Preliminary Proxy Statement entitled “Compensation of the Company’s Directors,” “CERTAIN INFORMATION REGARDING THE PARTICIPANTS” and in Annex A of the Preliminary Proxy Statement. In response to the Staff’s comment, the Participants have in the Revised Preliminary Proxy Statement replaced the prior reference to “as described below” with more specific cross-references to such other sections so as to further assist stockholders in locating the specific language being referred to.

April 25, 2022

Certain Information Regarding the Participants, page 15

6.

Explain what you mean by the reference to Adimab as a “significant commercial counterparty” in the first sentence in this section. If you mean a competitor, so state. If not, more specifically describe the relationship between this participant and the Company.

In response to the Staff’s comment, the Participants have revised the disclosure in the first paragraph of the section of the Revised Preliminary Proxy Statement entitled “CERTAIN INFORMATION REGARDING THE PARTICIPANTS” (on page 20 of the Revised Preliminary Proxy Statement) to further clarify that the reference to “commercial counterparty” in the Preliminary Proxy Statement was referring to the relationships described in the several bullets immediately following such paragraph, which relationships the Participants believe to be collaborative rather than competitive, and to more prominently state that Adimab was the founder of the Company.

Certain Additional Information, page 20

7.

Refer to the first sentence in the third paragraph of this section which states: “You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information.” This language is confusing because shareholders will not see it if and until they read the proxy statement. In addition, revise to identify the “other relevant documents” to which you refer.

In response to the Staff’s comment, the Participants have included the following revised language on page 25 of the Revised Preliminary Proxy Statement to more specifically state that the Participants are advising stockholders to read any additional soliciting materials that might be filed under cover of Schedule 14A in the future:

“In addition to carefully reading this proxy statement in its entirety, you are advised to carefully read any additional soliciting materials that may be filed under cover of Schedule 14A in respect of this solicitation when such materials become available, as they may contain additional important information. You may obtain a free copy of this proxy statement and any additional soliciting materials that we file with the SEC at the SEC’s website at www.sec.gov, or by contacting Innisfree at the address and phone number indicated above.

Please refer to the Company’s proxy statement for the 2022 Annual Meeting and annual report filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the 2022 Annual Meeting and in accordance with applicable law.”

Incorporation by Reference, page 21

8.

Rule 14a-5(c) requires you to identify the specific proxy statement or other proxy filing that contains the information referenced. Vague references to “the Company’s public filings” do not satisfy the requirement to identify the “particular document containing such information.” Please revise.

In response to the Staff’s comment, the Participants have throughout the Revised Preliminary Proxy Statement revised the prior references to the “Company’s public filings” to indicate the specific Company filings in which the relevant information is disclosed, or deleted such references. The Participants have also added language to page 25 of the Revised Preliminary Proxy Statement clarifying that the Company proxy statement, which is expected to include the referenced information, has not yet been filed.

April 25, 2022

General

9.	Fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed until finalized.

In response to the Staff’s comment, the Participants have revised the disclosure in the Revised Proxy Statement to fill in blanks throughout the Revised Proxy Statement, other than with respect to matters that are not determined or known at this time (such as the record date of the annual meeting of the stockholders of the Company and the related information regarding the shares of Adagio common stock outstanding on such date).

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6404 or Richard Brand at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Kiran S. Kadekar, Esq., Cadwalader, Wickersham & Taft LLP

Via-E-mail:

cc: Ajay Royan Managing General Partner, Mithril Capital Management LLC

Richard Brand, Cadwalader, Wickersham & Taft LLP